SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-Held Company

Final Synthetic Voting Map for The Annual Shareholders’ General and Extraordinary Meeting of GAFISA S.A. held on April 27, 2018 at 10:00 a.m.

Resolution Description	Vote	Number of Shares
General Shareholders’ Meeting
1. To approve the Management’s accounts and the financial statements for the fiscal year ended December 31, 2017.	Approval	20,372,962
	Rejection	1,388
	Abstention	11,204,423
2. To establish in 7 the number of members that will compose the Board of Directors.	Approval	24,747,367
	Rejection	3,334
	Abstention	6,828,072
3. To elect the members of the Board of Directors through the cumulative voting process:	# of votes
3.1. Ana Maria Loureiro Recart	26,000,000
3.2. Karen Sanchez Guimarães	26,000,000
3.3. Odair Garcia Senra	18,786,959
3.4. Tomás Rocha Awad	18,637,999
3.5. Eric Alexandre Alencar	18,637,999
3.6. Rodolpho Amboss	18,637,999
3.7. Guilherme Vilazante	18,011,475
3.8. Thiago Hi Joon You	11,546,882
3.9. Carlos Tonanni	626,521
3.10. Francisco Vidal Luna	626,521

Resolution Description	Vote	Number of Shares
3.11. Edward Ruiz	626,521
4. To establish the amount of the annual global compensation of management for the current fiscal year, in the amount of up to R$23,598,871.46, according to Managements Proposal.	Approval	15,660,263
	Rejection	9,090,070
	Abstention	6,828,440
5. To install the Company's Fiscal Council, to be composed of 3 members and their respective alternates.	Approval	21,964,747
	Rejection	0
	Abstention	9,614,026
6. To install the Fiscal Councils by means of a slate voting.	Approval	12,848,561
	Rejection	9,098,126
	Abstention	9,632,086
7. To elect the following board to the Fiscal Council: (i.a) José Écio Pereira da Costa Júnior and, as his alternate, (i.b) Marcelo Martins Louro; (ii.a) Peter Edward Cortes Marsden Wilson and, as his alternate, (ii.b) Marcello Mascotto Iannalfo; and (iii.a) Olavo alternate substitute, (iii.b) Ademir José Scarpin.	Approval	12,691,925
	Rejection	9,098,126
	Abstention	9,788,722
8. To elect the following board to the Fiscal Council: (i.a) Thiago Hi Joon You and, as his alternate, (i.b) Sandra F. Faber; (ii.a) Pedro Carvalho de Mello and, as his substitute, (ii.b) Sabrina de Souza Gonçales Pavanelli Edo; and (iii.a) Mário Shinzato and, as his alternate, (iii.b) Eliane Jesus de Santana.	Approval	9,098,126
	Rejection	12,691,925
	Abstention	9,788,722
9. To establish the individual monthly remuneration for the members of the Fiscal Council in 10% of the remuneration that, on average, is attributed to each director of the Company, excluding the benefits, representation funds and profit sharing.	Approval	21,964,747
	Rejection	0
	Abstention	9,614,026
Extraordinary Shareholders’ Meeting
10. To update the caput of art. 5 of the Bylaws to reflect the increase in the Company’s capital stock approved at the Extraordinary Shareholders Meeting held on December 20, 2017 and approved by the Board of Directors on February 28, 2018 (Capital Increase).	Approval	22,843,169
	Rejection	9,834
	Abstention	8,725,770

Resolution Description	Vote	Number of Shares
11. To change the caput of article 6 to increase the limit of the authorization for capital increase regardless of statutory reform, in view of having the current limit been exceeded because of the Capital Increase, under the terms of the Management Proposal.	Approval	22,816,555
	Rejection	36,448
	Abstention	8,725,770
12. To change article 8, paragraph 2, of the Bylaws to modify the form of appointment of the chairman of the shareholders meeting in the event of absence or impediment of the chairman of the board of directors.	Approval	22,841,581
	Rejection	11,564
	Abstention	8,725,628
13. To adapt the Bylaws to the B3 Novo Mercado Regulation, as detailed in the Management Proposal.	Approval	22,844,953
	Rejection	8,376
	Abstention	8,725,444
14. To change article 57 of the Bylaws to adjust the percentages indicated therein to those indicated in the caput of article 53, as amended at the Extraordinary Shareholders Meeting held on 01/22/2018, with the exclusion of item a of article 57, as it is incompatible with the percentage established in the caput of art. 53.	Approval	22,375,175
	Rejection	477,180
	Abstention	8,726,418
15. To amend the Bylaws to reflect general wording improvements, as proposed by Management.	Approval	22,846,055
	Rejection	6,652
	Abstention	8,726,066
16. Due to the above resolutions, to consolidate the Bylaws.	Approval	22,849,033
	Rejection	7,244
	Abstention	8,722,496

(1)   In accordance with the consolidation of the votes cast at a distance and the votes delivered in person at the meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 30, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer